Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

March 4, 2019

Via Edgar Ms. Megan Miller U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Company” or the “Funds”) Registration Nos. 002-28174 and 811-01597

Dear Ms. Miller:

On behalf of the Company, this letter is in response to the comments you relayed during our February 6, 2019 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of certain Company filings, including the review of the Company’s annual report to shareholders for the period ended April 30, 2018 (the “Annual Report”).

Comments

1.	Comment: Please include a description of the nature of the services comprising the fees disclosed under the caption “Tax Fees” billed to the Company for the last two fiscal years, as required by Item 4(c) of Form N-CSR.

Response: The Company will include the requested description in future annual reports on Form N-CSR.

2.	Comment: Please include a statement that the Company’s statement of additional information includes additional information about Company directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to request the statement of additional information, as required by Item 27(b)(6) of Form N-1A.

Response: The Company will include the requested statement and telephone number in future annual reports to shareholders.

3.	Comment: The Commission staff noted disclosure of significant ownership of the Funds in its review of the Funds’ financial statements. Please explain supplementally how large shareholder risk or shareholder concentration risk is addressed in the Funds’ prospectus and summary prospectuses.

Response: The summary prospectus and summary section of the prospectus for Steward Covered Call Income Fund address such risks under “Share Ownership Concentration Risk”. The Company will add this disclosure to the summary prospectus and summary section of the prospectus for each of the other five series of the Company in the annual update to its registration statement to be filed in August 2019.

Ms. Megan Miller

March 4, 2019

4.	Comment: Please explain supplementally how the Company accounts for fees paid to Crossmark Consulting, LLC (“Crossmark Consulting”) pursuant to the Class Action and Fair Fund Services Agreement for services with respect to Fair Funds (as defined in the agreement) in its financial statements.

Response: For the information of the Commission staff, pursuant to the Class Action and Fair Fund Services Agreement, 6% of Fair Fund amounts received by the Funds at the time they are received by the Funds (after deducting a service fee paid to Robbins Geller Rudman & Dowd LLP (“RGRD”) pursuant to a separate agreement between RGRD and Crossmark Global Investments, Inc. for and on behalf of the Funds) is immediately paid to Crossmark Consulting as compensation for its services with respect to Fair Funds. For purposes of the Funds’ financial statements, such fees are netted against the Fair Fund amounts received by the Funds (after deducting the service fee paid to RGRD).

*  *  *

If you have any questions regarding these responses, please call me at (312) 609-7838.

Very truly yours, /s/ Jake W. Wiesen Jake W. Wiesen

cc:	Jim Coppedge (Steward Funds, Inc.) Patricia Mims (Steward Funds, Inc.) John S. Marten (Vedder Price P.C.) James A. Arpaia (Vedder Price P.C.)